For Immediate Release

City Telecom Announces Annual Results 2008
Delivers Record High FTNS Profitability
& Becomes Largest Alternative Residential Broadband ISP

●	Turnover grew by 14.2% year-on-year to HK$1,303.0 million due to strong Fixed Telecommunications Network Services (FTNS) business
●	Net profit up 3.3x to HK$125.2 million driven by record high FTNS profitability
●	Overtook Cable TV operator to become the largest alternative residential broadband service provider in Hong Kong :

1.	Subscriptions up 27.9% outpacing market growth 4.8%

2.	Blended ARPU up 9.1% to HK$191 per month

3.	Churn lowered to well below 1.0% per month

●	EBITDA increased by 6.8% year-on-year to HK$378.0 million with EBITDA margin decreasing from 31.0 % to 29.0% due to increased discretionary investment in brand enhancement and higher variable subscription acquisition costs
●	FTNS turnover increased by 23.8% year-on-year to HK$1,011.0 million, with subscriptions growth of 118,000 to 801,000 during the year
●	Balance sheet strengthen with net debt to EBITDA down to 0.69x as of 31 August 2008 from 1.15x as of 31 August 2007

(Hong Kong, 17 November 2008) City Telecom (H.K.) Limited (the “Group”) (HKEX : 1137 and NASDAQ : CTEL) today announced annual results for the year ended 31 August 2008. During the year under review, profits attributable to shareholders increased by 333.2% to HK$125.2 million, with consolidated turnover grew by 14.2% year-on-year to HK$1,303.0 million, the strongest turnover growth since FY2000. FTNS business continues to be the core focus, contributing 77.6% of the total turnover. The Board has recommended paying a final dividend of HK2 cents per ordinary share with a scrip dividend option.

For the year ended 31 August 2008, consolidated EBITDA increased by 6.8% to HK$378.0 million year-on-year, while our EBITDA margin fell to 29.0% from 31.0% in last year. This mild margin contraction is mainly due to higher advertising and marketing expenses as we invested in our brand development and one-off upfront customer acquisition costs.

Chief Executive Officer of the Group, Mr. William Yeung said, “Our solid FY2008 result is a strong encouragement for our long term vision that fiber is the future. We are also seeing the long term benefits of significant investment in our brand which helps to turn our vision into shareholder returns.”

Fixed Telecommunications Network Services (FTNS)
FTNS turnover increased by 23.8% to HK$1,011.0 million, which is more than compensated for the decline in International Telecommunications Service business (IDD) of 10.0% year-on-year to HK$292.0 million.

As of 31 August 2008, our subscription base was up 17.3% year-on-year with 118,000 net subscriptions across our broadband, voice and IPTV services to 801,000 subscriptions. The subscription growth was mainly driven by the consumer recognition of our branding through our Network Differentiation marketing campaign launched during the year, and also on our improving customer service reputation.

During the year, a key milestone was overtaking the Cable TV operator to become the largest alternative residential broadband Internet service provider in Hong Kong. This was achieved on broadband subscription growth of 27.9% to 316,000 versus total market growth of 4.8% to 1.93 million. With growing demand for ultra-high bandwidth services and our rising brand positioning, we were able to deliver subscriber growth, higher ARPU and lower churn rate. Particularly, our new contracts and renewals for broadband Internet service reached a new blended ARPU high of HK$191 per month in August 2008, up 9.1% from HK$175 in August 2007, whilst our churn rate fell to well below 1% per month by the end of FY08.

On voice business, although the voice market remained competitive due to the modest growth environment and incumbent’s strategic retention campaign to maintain stable market share, we managed to have a moderate growth in our subscription base by 6.8% to 329,000 as of 31 August 2008.

On IPTV business, we had an increase in subscriptions by 21.9% to 156,000 as of 31 August 2008 as a result of our bundling service strategy as well as our launch of dual mode High Definition Terrestrial TV Receiver and IPTV set-top-box to all customers in Hong Kong during the year.

International Telecom Services (IDD)
IDD service revenue, contributed 22.4% of the Group’s total revenue, showed a continuous decline as a result of intensive competition from traditional IDD alternatives, substitution from Voice-Over-IP (VOIP) calling options, and also from our own proactive migration of IDD customers to FTNS 2b VOIP services. During the year, our IDD traffic volume fell by 12.9% to 574 million minutes but our revenue fell at a slightly slower pace of 10.0% to HK$292.0 million.

Prospects

“Overtime, we envision that the open Internet will be the preferred source of multi-media content for entertainment, and this will drive demand for more and more bandwidth in our daily lives,” Mr. Yeung said. “As the largest alternative residential Internet service provider in Hong Kong providing unmatched mass scale ultra high speed broadband Internet services, we expect this competitive edge will lead to steady improvement growth and profitability outlook.”

The current global financial crisis aroused by the sub-prime issue has already had a dampening effect on consumer sentiment and business activities across the globe. Although the Group is not immune from this macro economic downturn, our underlying broadband and voice services as “semi-utility” services should be relatively insulated. Furthermore, the standard 24-month subscription contract helps reduce short term variation.

“In short, whilst we are confident of the future we are also fully aware of the challenges that we face in turbulent economic times, and balancing between harvesting our existing presence and re-investing for continued growth,” Mr. Yeung concluded.

-End-

Note to Editors
Live webcast and replay for analyst presentation can be viewed at www.ctigroup.com.hk. Materials of this annual results announcement, such as presentation slides and press release can also be found at the above website.

About City Telecom/Hong Kong Broadband Network Limited
Established in 1992, City Telecom (H.K.) Limited (SEHK : 1137, NASDAQ : CTEL) provides integrated telecommunications services in Hong Kong. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is in the process of expanding its Metro Ethernet from 1.5mn to 2.0mn homes pass. HKBN has achieved an aggregate Voice, Broadband (symmetric 25Mbps up to 1Gbps), IP-TV and Corporate data services base in excess of 800,000 subscriptions. Additional information on City Telecom can be found at www.ctigroup.com.hk.

For enquiries, please contact :
Corporate Communications	Investor Relations

Jessie Cheng Tel: (852) 3145 4118 Fax: (852) 2199 8372 Email: chengcm@ctihk.com	Peggy Chan Tel: (852) 3145 6068 Fax: (852) 2199 8655 Email: